Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Applied DNA Sciences, Inc. on Form S-8 of our report dated December 7, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc. and Subsidiaries as of September 30, 2023 and 2022 and for each of the two years ended September 30, 2023 appearing in the Annual Report on Form 10-K of Applied DNA Sciences, Inc. for the year ended September 30, 2023.

/s/ Marcum llp

Marcum llp

Melville, NY

September 30, 2024